UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2026

024-12383
(Commission File Number)

ENERGEA PORTFOLIO 3 AFRICA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Page ii

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  our ability to effectively deploy the proceeds raised from this Offering;

  ability to attract and retain Investors on the Platform;

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects and Loans;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in African renewable energy markets that may limit our ability to attract or retain Customers (as defined below);

  defaults under Supporting Contracts (see Summary of Supporting Contracts in the Offering Circular);

  increased interest rates and/or operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully construct, interconnect, operate or maintain the Projects;

  inability of a Borrower to make payments on a Loan;

  the failure of Projects and Loans to yield anticipated results;

  exposure to liability relating to environmental and health and safety matters;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our General Partner's ability to retain executive officers and other key personnel;

  the ability of our General Partner to source, originate and service our Projects and Loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

  changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or Borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our General Partner; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, those named above and those named under Risk Factors, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Our Business

Energea Portfolio 3 Africa LP (the "Company") is a limited partnership organized under the laws of Delaware. The Company has elected to be taxed as a "C" corporation for United States federal and state income tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner").

The Company was created to invest in the acquisition, development, and operations of energy infrastructure investments in various countries in Africa, but mainly in South Africa (each a "Project"). The Projects will sell power and, in some cases, environmental commodities, to offtakers (who we collectively refer to as "Customers") who purchase the power or the environmental commodities under long term contracts. The Company may also lend money to Development Companies (which we collectively refer to as "Borrowers") and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

The Company receives cash flow from its operating Projects and interest payments from its Borrowers. As the Company earns revenue, it uses the revenue to pay for operating expenses and distributes the remaining cash to the holders of our Class A Investor Shares (our "Investors"), our Reg D Investors (as such term is defined herein and together with the Investors, the "Limited Partners") and the holders of our Common Shares (which is currently the General Partner).

Projects are currently owned by a special-purpose entity (the "Holdco"). Holdco is organized as a South African (PTY) LTD company, the South African equivalent of a U.S. limited liability company. Holdco is a wholly owned subsidiary of the Company.

Description of Property

To date, the Company owns the following Projects and has issued the following Loans:

Projects Owned

As of the date of this Semi-Annual Report, the Company owns a total of sixteen (16) Projects. The table below lists the total amount the Company invested into each Project. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Memos can also be found on the Platform.

Project Name	Development Start Date (1)	Project Size (AC)	Amount Invested (2)	Memo
Spar Lulekani	04/29/2021	360kW	$116,426	Link
Anchor Foods	11/30/2021	110kW	$109,334	Link
CPOA Avondrust	06/02/2022	150kW	$163,948	Link
CPOA Trianon	06/02/2022	100kW	$163,624	Link
Zandvliet Care Facility	09/12/2022	100kW	$114,824	Link
Baysville	09/12/2022	100kW	$58,564	Link
Connaught Park	11/16/2022	400kW	$411,362	Link
CPOA Quadrant Gardens	05/26/2023	100kW	$90,710	Link
CPOA Constantia Place	10/04/2023	125kW	$115,109	Link
Laerskool Havinga	10/04/2023	100kW	$191,151	Link
Bosmandam High School	10/04/2023	100kW	$148,234	Link
Montagu High School	03/14/2024	100kW	$182,256	Link
CPOA Eventide	02/14/2024	50kW	$98,806	Link
Robertson Voorbereiding	05/13/2024	62kW	$117,306	Link
Swellendam Secondary School	07/10/2024	200kW	$251,494	Link
Yo Residence	12/31/2025	250kW	$483,499	Link
Total			$2,816,647
  Dates previously labeled "Acquisition Date" represent development start dates. Dates in the financial statement notes represent agreement execution dates.
  Amounts invested as of June 30, 2026, before depreciation.

Projects Discontinued or Impaired

The following table summarizes the Company's discontinued or impaired Project investments and their related financial impact.

Project Name	Status/Reason	Date	Loss Recognized
Nhimbe Fresh	Fully impaired following bankruptcy of the Customer's business and the Company's inability to recover the related assets	January 2026	$21,433
TOTAL			$21,433

Loans Issued

As of the date of this Semi-Annual Report, the Company has issued one (1) Loan. The table below lists the total amount the Company has lent to each Borrower and the maximum loan amount. Please refer to the links in the column labeled "Memo" for the Investment Memorandum which gives in-depth information regarding each Loan such as Borrower information, loan structure and security, development strategy and key partnerships, financial overview, governance and compliance, risk assessment and mitigation, and expected impact.

Borrower Name	Closing Date	Maximum Loan Amount (2)	Amount Lent (1)	Memo
HGR Energy, LLC (formerly Hecate Global Renewables LLC)	10/25/2024	$60,000,000	$5,033,159	Link
Total			$5,033,159
  as of June 30, 2026
  As amended April 28, 2026, aggregate advances are limited to the lesser of $80,000,000 or combined Project limits, currently totaling $60,000,000. Additional advances are at the Company's discretion.

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see Caution Regarding Forward-Looking Statements and Risk Factors in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

  Indicators of impairment - Consider whether indicators of impairment are present

  Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

  Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for Project revenue recognition. To apply this principle, the standard establishes five key steps:

  Step 1: Identify the contract with the Customer

  Step 2: Specify performance obligations

  Step 3: Establish transaction price

  Step 4: Allocate transaction price to performance obligations

  Step 5: Recognize revenue

Project revenue is recognized when or as control of the promised goods or services is transferred to Customers, in an amount reflecting the consideration the Company expects to receive under the respective contracts.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Market Outlook and Recent Trends

Africa's solar market is transitioning into an increasingly investable segment of the energy infrastructure landscape. While the continent remains materially underbuilt from a power supply perspective, recent growth in solar capacity has been significant, with approximately 4.5 GW of new photovoltaic capacity added in 2025. However, solar deployment remains highly concentrated, with South Africa representing a substantial proportion of installed capacity and new additions relative to the rest of the continent.

Within South Africa, the market is bifurcated between utility-scale projects and distributed generation, both of which represent the primary channels for solar deployment and investment. Distributed generation systems, including commercial and industrial installations and microgrids, have grown rapidly in response to grid reliability challenges and the need for power solutions located close to demand centers. At the same time, utility-scale solar continues to account for a significant share of new capacity additions, supported by established procurement programs and increasing private-sector participation. Together, these two segments comprise the majority of investable solar infrastructure opportunities on the continent.

The Company's investment strategy is focused on both utility-scale and distributed solar assets, with a current portfolio that includes standalone solar projects, solar-plus-storage systems, and microgrid assets. This positioning aligns with the segments that have demonstrated the most consistent deployment activity and capital formation in the African market, particularly in South Africa. We believe that the concentration of solar development within these segments, and within this geography, supports the Company's approach to sourcing and deploying capital into investable opportunities.

While structural constraints, including cost of capital, transmission infrastructure, and regulatory variability, remain across the continent, the underlying economics of solar have improved, and demand for reliable electricity continues to grow. As a result, we believe the African solar market is increasingly defined by identifiable, scalable segments rather than dispersed or purely speculative development activity, and that the Company is positioned within the areas of the market where capital deployment has been most active.

Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

  Net income received from the Projects;

  Interest payments received from the Borrowers;

  Interest payments received from Company Investments;

  Net Proceeds from Capital Transactions;
    Originates from the sale or refinancing of Projects;
    Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

  Liquidated Damages from Construction Agreements;
    Penalties paid by "EPC" Contractors when Projects are delivered behind schedule;
    Liquidated Damages are not booked as revenue but are considered distributable cash flow.

Provided we have distributable cash flow, the General Partner may authorize and declare distributions after retaining any amounts it determines are appropriate for reserves, anticipated expenses, debt service, capital needs, redemptions or other purposes.

To the extent the Company has distributable cash flow but has no current or accumulated profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed.

The following table summarizes distributions paid to holders of Investor Shares for the six months ended June 30, 2026 and 2025. Total distributions represent the aggregate amounts paid to holders of each class.

Investor Distributions (1)	Six months ended June 30, 2026	Six months ended June 30, 2025 (2)
Class A Investor Shares	$392,004	$213,415
Class I Investor Shares	$351	-
Total distributions to Investor Shareholders	$392,355	$213,415
  Total distribution amounts are rounded to the nearest dollar.
  No Class I Investor Shares were outstanding during the six months ended June 30, 2025; accordingly, no distributions were paid to that class during that period.

The table includes distributions to holders of the Company's Investor Shares and excludes distributions to noncontrolling interests in consolidated subsidiaries, if any.

Additional information regarding distributions and the Company's cash flows is provided under Past Operating Results and Liquidity and Capital Resources and in the accompanying consolidated statements of changes in partners' equity and consolidated statements of cash flows.

Past Operating Results

During the six months ended June 30, 2026, the Company reported higher revenue and net income compared to the corresponding period in 2025, despite increased operating expenses. Additional investor capital supported further Project investments and loan advances and contributed to higher cash balances at June 30, 2026.

The following discussion should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes included in this report.

Operating Results for the Six Months Ended June 30, 2026 and 2025

As of June 30, 2026 and December 31, 2025, the Company had total assets of $13,607,202 and $8,594,702, respectively. These balances consisted of cash and cash equivalents of $5,428,700 and $2,602,996, accounts receivable of $10,969 and $90,595, deferred loan origination costs of $54,429 and $0, other current assets of $519,335 and $62,734, property and equipment, net of depreciation, of $2,560,610 and $2,524,377, and loans receivable of $5,033,159 and $3,314,000, respectively. Total liabilities were $190,095 and $570,763, while partners' equity totaled $13,417,107 and $8,023,939, respectively. The increase in assets primarily reflected higher cash balances and additional advances to HGR. The decrease in liabilities primarily reflected lower accounts payable and accrued expenses, partially offset by deferred loan closing and structuring fee income.

For the six months ended June 30, 2026 and 2025, the Company generated total revenue of $457,382 and $252,659, respectively. The increase of $204,723 reflected higher Project revenue, which increased from $128,332 to $188,974, and higher loan interest income, which increased from $124,327 to $268,408. During the period, the Company advanced additional funds to Hecate Global Renewables ("HGR") and amended its loan agreement to provide for additional advances and conversion rights related to qualifying Projects, as described in Note 3 of the consolidated financial statements. The Company also acquired the remaining ownership interests in Spar Lulekani and made additional capital investments in the Project Yo Residence, as described in Note 2 of the consolidated financial statements.

Total operating expenses were $329,441 and $139,659 for the six months ended June 30, 2026 and 2025, respectively. The increase primarily reflected legal expenses, which increased from $1,169 to $77,906; management fees, which increased from $29,607 to $74,419; depreciation, which increased from $42,935 to $79,817; and operations and maintenance expenses, which increased from $12,230 to $35,956. Travel expenses were $15,165 in 2026, compared to none in the corresponding period in 2025. Additional information regarding property and equipment and related-party transactions is provided in Notes 2 and 4 of the consolidated financial statements.

The Company reported operating income of $127,941 for the six months ended June 30, 2026, compared to $113,000 in the corresponding period in 2025. Other income, net, increased from $19,337 to $54,772, primarily reflecting higher interest income from short-term investments, which increased from $26,412 to $59,789, and $23,195 of amortization of deferred loan fee income. These increases were partially offset by $6,529 of amortization of deferred loan origination costs and a $21,433 impairment loss on the Nhimbe Fresh project following the Company's inability to recover the related assets. Additional information is provided in Notes 1, 2 and 3 of the consolidated financial statements.

Net income was $182,713 for the six months ended June 30, 2026, compared to $132,337 in the corresponding period in 2025. Foreign currency translation gains recorded in other comprehensive income were $9,519 and $512, respectively, resulting in comprehensive income of $192,232 and $132,849, respectively.

During the six months ended June 30, 2026 and 2025, investor share issuances, net of issuance costs, totaled $5,593,292 and $1,780,794, respectively, while non-dividend distributions totaled $392,355 and $213,415, respectively. Additional investor capital, together with net income and foreign currency translation gains, partially offset by distributions, increased partners' equity during the period. The Company issued 4,323,949 Class A Investor Shares and 50,964 Class I Investor Shares during the six months ended June 30, 2026. Additional information regarding the Company's shares is provided in Note 5 of the consolidated financial statements.

Net cash used in operating activities was $629,886 for the six months ended June 30, 2026, compared to net cash provided by operating activities of $170,804 in the corresponding period in 2025. Cash used in operations primarily reflected reductions in accounts payable and accrued expenses and an increase in other current assets. Net cash used in investing activities was $1,749,132 and $1,073,313, respectively, primarily reflecting additional loan advances and Project investments. Net cash provided by financing activities was $5,200,938 and $1,567,380, respectively, reflecting investor share proceeds, net of issuance costs and distributions. After the effect of exchange-rate changes, cash and cash equivalents increased by $2,825,704 during the six months ended June 30, 2026.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis. As of June 30, 2026, neither the Company nor the Projects have any outstanding debt finance.

Liquidity and Capital Resources

We depend on proceeds from the Offering to fund additional Project investments and Loans. Other potential sources of capital include future offerings, secured or unsecured financings from banks and other lenders, short-term advances from the General Partner, and undistributed funds from operations.

As of June 30, 2026, the Company had cash and cash equivalents of $5,428,700, compared to $2,602,996 as of December 31, 2025. Changes in cash flows are discussed under Past Operating Results.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

Amendment and Restatement of HGR Loan Agreement

On April 28, 2026, the Company entered into an Amended and Restated Convertible Loan and Security Agreement with HGR Energy, LLC, formerly known as Hecate Global Renewables LLC ("HGR"). The agreement amended and restated the parties' October 25, 2024 loan agreement and incorporated existing advances into the revised arrangement.

The agreement permits additional advances at the Company's discretion, subject to an aggregate limit equal to the lesser of $80,000,000 or the combined maximum amounts for qualifying Projects. The three Project schedules included in the agreement each specify a maximum of $20,000,000, totaling $60,000,000. The Company has no obligation to fund additional advances.

The agreement provides for a base interest rate of 13.5% per annum, payable monthly before conversion, and a scheduled maturity before conversion of April 28, 2029, subject to extensions at the Company's discretion. It also provides for conditional rights to convert Loan obligations into equity interests in qualifying Project holding companies, related equity pledges, and repayment and reporting requirements. Fees include a $100,000 amendment fee, a 5% structuring fee on additional advances and a $100,000 closing fee upon final repayment, with no closing fee payable upon conversion.

The Company subsequently granted a limited waiver of certain insurance requirements and an extension of specified document delivery deadlines. Additional information regarding the Loan is provided in Note 3 to the accompanying consolidated financial statements. This summary is qualified in its entirety by reference to the executed Loan documents included in the exhibit index to this report.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

June 30, 2026 and December 31, 2025

	6/30/26	12/31/25
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$ 5,428,700	$ 2,602,996
Accounts receivable	10,969	90,595
Deferred loan origination costs	54,429	-
Other current assets	519,335	62,734
Total current assets	6,013,433	2,756,325

Property and equipment, net:
Property and equipment	2,816,647	2,711,305
Less accumulated depreciation	(256,037)	(186,928)
Total property and equipment, net	2,560,610	2,524,377

Other noncurrent assets:
Loans receivable	5,033,159	3,314,000

Total assets	$ 13,607,202	$ 8,594,702

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 50,937	$ 557,599
Deferred loan closing and structuring fee income	137,763	-
Due to related entity	-	11,769
Total current liabilities	188,700	569,368

Noncurrent liabilities:
Deferred tax liability	1,395	1,395

Total liabilities	190,095	570,763

Partners'/members' equity	13,417,107	8,023,939

Total liabilities and partners'/members' equity	$ 13,607,202	$ 8,594,702

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Operations

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited
Revenue:
Project revenue	$ 188,974	$ 128,332
Loan interest income	268,408	124,327
Total revenue	457,382	252,659

Portfolio operating expenses:
Depreciation	79,817	42,935
Professional fees	22,835	25,581
Administrative fees	-	8,553
Insurance	9,240	5,495
Legal	77,906	1,169
Management fees	74,419	29,607
Operation and maintenance	35,956	12,230
Regulatory	3,670	3,705
Rent	402	338
Travel	15,165	-
Other general and administrative expenses	10,031	10,046
Total portfolio operating expenses	329,441	139,659

Net income from operations	127,941	113,000

Other income/(expense):
Realized foreign currency loss	-	(4,804)
Impairment expense	(21,433)	-
Interest expense	-	(71)
Amortization of deferred loan fee income	23,195	-
Amortization of deferred financing costs	(6,529)	-
Interest income - short-term investments	59,789	26,412
Taxes expense/(benefit)	(250)	(2,200)
Total other income/(expense)	54,772	19,337

Net income before income taxes	182,713	132,337

Income tax benefit/(expense)	-	-

Net income	182,713	132,337

Other comprehensive gain/(loss):
Foreign currency translation adjustment	9,519	512

Comprehensive income	$ 192,232	$ 132,849

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statement of Changes in Partners' Equity

For the Six Months Ended June 30, 2026 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Loss/(Gain)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Partners' equity, December 31, 2025 (Audited)	1,000,000	$ -	7,203,792	$ 7,700,717	-	$ -	$ 303,176	$ 20,046	$ 8,023,939

Issuance of investor shares, net of issuance costs of $258,144.31		-	4,323,949	5,528,130	50,964	65,162	-	-	5,593,292
Non-dividend distributions		-		(392,004)	-	(351)	-	-	(392,355)
Cumulative translation adjustment		-	-	-	-	-	-	9,519	9,519
Net income		-	-	-	-	-	182,713	-	182,713

Partners' equity, June 30, 2026 (Unaudited)	1,000,000		11,527,741	$ 12,836,842	50,964	$ 64,811	$ 485,889	$ 29,565	$ 13,417,107

For the Six Months Ended June 30, 2025 (Unaudited)
	General Partner		Class A Limited Partners		Class I Limited Partners		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Loss/(Gain)	Total Partners' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Members' equity, December 31, 2024 (Audited)	1,000,000	$ -	4,292,827	$ 4,723,272	-	$ -	$ 39,506	$ (363)	$ 4,762,415

Issuance of investor shares, net of issuance costs of $207,605		-	1,527,308	1,780,794	-	-	-	-	1,780,794
Non-dividend distributions		-	-	(213,415)	-	-	-	-	(213,415)
Cumulative translation adjustment								512	512
Net income		-	-	-	-	-	132,337	-	132,337

Partners' equity, June 30, 2025 (Unaudited)	1,000,000		5,820,135	$ 6,290,651	-	$ -	$ 171,843	$ 149	$ 6,462,643

The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows

June 30, 2026 and June 30, 2025

	6/30/26	6/30/25
	Unaudited	Unaudited

Cash flows from operating activities:
Net income	$ 182,713	$ 132,337
Depreciation	79,817	42,935
Impairment expense	21,433
Amortization of deferred loan origination costs	6,529
Amortization of deferred loan fee income	(23,195)
Changes in assets and liabilities:
Accounts receivable	79,984	529
Other current assets	(455,488)	(27,078)
Accounts payable and accrued expenses	(509,910)	21,967
Due to/from related entities	(11,769)	114
Total cash flows from operating activities	(629,886)	170,804

Cash flows from investing activities:
Increase in loans receivable	(1,719,159)	(935,000)
Loan closing and structuring fees received	160,958	-
Loan origination costs paid	(60,958)
Purchases of property and equipment	(129,973)	(138,313)
Total cash flows from investing activities	(1,749,132)	(1,073,313)

Cash flows from financing activities:
Proceeds from issuance of investor shares	5,851,436	1,988,400
Investor shares issuance costs	(258,144)	(207,605)
Distributions	(392,354)	(213,415)
Total cash flows from financing activities	5,200,938	1,567,380

Effect of exchange rate changes on cash	3,784	(651)

Increase in cash	2,825,704	664,220

Cash at the beginning of the period	2,602,996	1,267,925

Cash at the end of the period	$ 5,428,700	$ 1,932,145

The accompanying notes are an integral part of the consolidated financial statements

Notes To Consolidated Financial Statements

June 30, 2026 and December 31, 2025

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LP (the "Company"), formerly known as Energea Portfolio 3 Africa LLC, is a Delaware entity originally formed as a limited liability company to invest in the acquisition, development, and operation of a portfolio of solar energy projects ("Projects") in Africa. The Company commenced operations on March 11, 2021. Following the conversion to a limited partnership on June 5, 2025, Energea Global LLC serves as the Company's General Partner and Manager.

Effective June 5, 2025, the Company converted from a limited liability company ("LLC") to a limited partnership ("LP"). The conversion was undertaken to align the Company's management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, and the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure sufficient funding to develop its portfolio. Prior to the conversion to the LP, the Company's operations were funded through the issuance of membership interests, and there can be no assurance that such funding will continue to be available on terms favorable to the Company.

Beginning in 2021, the Company commenced offerings of its Class A Investor Shares pursuant to Regulation A under the Securities Act of 1933, as amended, to support ongoing project development. The Company's initial Regulation A offering was qualified by the Securities and Exchange Commission ("SEC") on August 2, 2021. A subsequent Regulation A offering of Class A Investor Shares was qualified on June 17, 2024 and has been amended from time to time through post-qualification amendments.

Through June 30, 2026, the Company had raised aggregate gross proceeds of $14,753,251 from the issuance of Class A Investor Shares. Offering costs incurred in connection with the Class A Investor Shares totaled $749,119, resulting in net proceeds of $14,004,132. Cumulative distributions to Class A investors from inception through June 30, 2026 totaled $1,167,290. Accordingly, the balance attributable to Class A Investor Shares was $12,836,842 at June 30, 2026.

During the six months ended June 30, 2026, the Company began issuing Class I Limited Partner Shares in connection with a private offering pursuant to Regulation D under the Securities Act of 1933. Through June 30, 2026, the Company had raised gross proceeds of $65,162 from the issuance of Class I Limited Partner Shares. No issuance costs were incurred in connection with the Class I Limited Partner Shares. Cumulative distributions to Class I investors through June 30, 2026 totaled $351, resulting in a balance attributable to Class I Limited Partner Shares of $64,811 at June 30, 2026.

The Company has invested in solar energy projects in South Africa through direct ownership and, historically, through fractional ownership arrangements with The Sun Exchange (SA) Bewind Trust ("Sun-Ex"). At the end of 2024, the Company began restructuring its investment strategy in South Africa to transition certain projects from the Sun-Ex structure to direct ownership through Energea Portfolio 3 Holdco (PTY) Ltd, a wholly owned subsidiary of the Company. The arrangements with Sun-Ex for 14 projects were terminated effective January 31, 2025. In February 2026, the Company terminated its Sun-Ex arrangement for one of the two remaining projects and acquired the remaining ownership interests held by other investors, becoming the sole owner of that project. As of June 30, 2026, the Sun-Ex arrangement for one remaining project had not been terminated.

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information.
In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included.

The consolidated balance sheet as of December 31, 2025 has been derived from the Company's audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025.

The accounting policies used in preparing these interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.

Basis of Consolidation
The consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiary. The accounting policies of the Company's subsidiary are consistent with the Company's accounting policies, and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Renewable energy assets are generally depreciated over 20 years, while machinery, equipment, and other property and equipment are depreciated over their respective estimated useful lives. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Effective January 1, 2025, the Company revised the estimated useful life of its renewable energy assets from 30 years to 20 years to better align with the contractual terms of the Company's Power Purchase Agreements ("PPAs") and the expected economic useful lives of the assets. The change in estimate was applied prospectively in accordance with ASC 250, Accounting Changes and Error Corrections.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the Projects when events and circumstances warrant such a review. Under ASC 360, the carrying value of the Projects is considered impaired when their anticipated undiscounted cash flows are less than their carrying value. A loss is then recognized based on the amount by which the carrying value exceeds the fair value of the asset.

In January 2026, the Company determined that its investment in the Nhimbe Fresh project was impaired following the dissolution of the customer's business and the Company's inability to recover the related assets. As a result, the Company recognized an impairment loss of $21,433 during the six months ended June 30, 2026, which is included in impairment expense in the accompanying consolidated statements of operations.

Revenue recognition

The Company recognizes project revenue in accordance with ASC 606, Revenue from Contracts with Customers. Project revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company's project revenue is derived from electricity generated by the Projects.

Project revenue is recognized as electricity is delivered to customers, consistent with the amounts billed based on the rates stipulated in the respective contracts. Customers are generally billed monthly, with payment due within 15 days. The Company's power purchase agreements contain contractual rates applicable to the electricity generated and delivered by the Projects.

As of June 30, 2026, the Company expects to recognize approximately $12,635,768 (unaudited) of project revenue related to the fixed-rate components of these contracts over their remaining terms, which extend through 2043 and 2044, as electricity is generated and delivered.

The Company's revenue recognition policy for project revenue follows the five-step model prescribed by ASC 606:

Procedure	Example
Step 1 - Identify the Contract	Power Purchase Agreement, Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from Project
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Invoices reflect the period in which electricity was delivered, and revenue is recognized in that period.

Loan interest income is outside the scope of ASC 606 and is recognized on the accrual basis based on the outstanding principal balance and the applicable contractual interest rate.

Loans Receivable and Current Expected Credit Losses

Loans are stated at unpaid principal balances. Interest on loans is credited to operations based upon the principal amount outstanding on the accrual basis.

The Company issues private debt to a variety of corporate borrowers and is exposed to credit risk arising from the potential inability of these borrowers to meet their contractual obligations. The Company assesses expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

Credit risk is actively monitored on an ongoing basis at both the individual borrower level and the portfolio level. The Company conducts comprehensive due diligence at origination and applies a structured credit approval process. Post-origination, the creditworthiness of each borrower is reassessed quarterly based on updated financials, operational performance, covenant compliance, and macroeconomic developments.

Significant increase in credit risk is assessed based on qualitative factors (e.g., negative outlook, industry stress), quantitative metrics (e.g., leverage ratios, payment history), and borrower-specific events (e.g., covenant breaches).

ECLs are measured using a probability-weighted approach based on two key components:
  Probability of Default (PD)
  Loss Given Default (LGD)

Forward-looking macroeconomic factors are incorporated into the model, including GDP growth, interest rates, and sector-specific risks.

Loans are written off when there is no reasonable expectation of recovery, typically after all collection efforts have been exhausted and the asset has been fully impaired.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). For the six months ended June 30, 2026 and 2025, other comprehensive income (loss) consisted of foreign currency translation adjustments resulting from the translation of the financial statements of the Company's South African subsidiary from its functional currency, the South African Rand ("ZAR"), into the Company's reporting currency, the U.S. dollar.

Income taxes

The Company is treated as a C-Corporation for U.S. federal, state, and applicable local income tax purposes. This tax classification remained unchanged following the Company's conversion from a limited liability company to a limited partnership on June 5, 2025.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating loss ("NOL") and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company evaluates the realizability of deferred tax assets on a regular basis and establishes a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized. This assessment is based on all available evidence, including historical operating results, projections of future taxable income, and the reversal of existing taxable temporary differences.

The Company accounts for uncertainty in income taxes in accordance with ASC 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense.

As of June 30, 2026, the Company evaluated its tax positions and concluded that it had no uncertain tax positions requiring recognition in the consolidated financial statements.

Foreign Currency Exchange Transactions

The functional currency of the Company's South African subsidiary is the South African Rand ("ZAR"). For purposes of consolidation, assets and liabilities of the foreign subsidiary are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, while revenues and expenses are translated using average exchange rates for the reporting period. Resulting foreign currency translation adjustments are recorded in other comprehensive income (loss) and accumulated in partners' equity as a cumulative translation adjustment.

Foreign currency transaction gains and losses resulting from transactions denominated in currencies other than an entity's functional currency are recognized in earnings as incurred. Realized foreign currency losses recognized in earnings were $0 and $4,804 for the six months ended June 30, 2026 and 2025, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events and transactions through September 24, 2026, the date on which the consolidated financial statements were available to be issued.

Note 2 - Property and Equipment

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the Project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631. This project was impaired in January, 2026.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in Project SPAR Lulekani for an aggregate purchase price of $23,369. On February 1, 2026, the Company acquired the remaining ownership interests in the project and terminated the Sun-Ex arrangement. Following the acquisition, the Company assumed full ownership and direct management of the project. During the six months ended June 30, 2026, the Company incurred additional acquisition and capital expenditures related to the project, resulting in a carrying amount of $116,426 as of June 30, 2026.

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the Anchor Foods Project for an aggregate purchase price of $109,334. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in the CPOA Avondrust Court Project for an aggregate purchase price of $99,025. On April 30, 2025, the Company acquired the remaining shares for $64,923, bringing the total aggregate purchase price to $163,948. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in Project Baysville School of Skills for an aggregate purchase price of $25,000. On April 30, 2025, the Company acquired the remaining shares for $33,564, bringing the total aggregate purchase price to $58,564. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in Project Zandvliet Care Facility for an aggregate purchase price of $74,999. On April 30, 2025, the Company acquired the remaining shares for $39,825, bringing the total aggregate purchase price to $114,824. Following the acquisition, the contract was terminated, and the Company assumed full control of the asset.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Connaught Business Park for an aggregate purchase price of $411,362. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 27, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Quadrant Gardens for an aggregate purchase price of $90,710. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.
On September 28, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Laerskool Dr Havinga for an aggregate purchase price of $191,151. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On October 4, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Constantia Place for an aggregate purchase price of $115,109. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On December 14, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Hoerskool Bosmansdam for an aggregate purchase price of $148,234. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On February 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Eventide for an aggregate purchase price of $98,806. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On March 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Montagu High School for an aggregate purchase price of $182,256. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On May 13, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Robertson Voorbereiding School for an aggregate purchase price of $117,306. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On July 10, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Swellendam Secondary School for an aggregate purchase price of $251,494. The contract was terminated on January 31, 2025, and the Company has since assumed full control of the asset.

On December 31, 2025, the Company entered into an asset purchase agreement with Sungen Systems for the acquisition of Project Yo Residence for an aggregate purchase price of $446,583. During the six months ended June 30, 2026, the Company incurred additional capital expenditures of $36,917 related to the project, resulting in a carrying amount of $483,500 as of June 30, 2026.

The Company's property and equipment for the six months ended June 30, 2026 is outlined in the following roll-forward summary:

	2026	2025

Beginning property and equipment	$ 2,711,305	$ 2,126,409
Additions	129,973	584,896
Reduction related to impairment	(24,631)
Ending property and equipment	2,816,647	2,711,305

Beginning accumulated depreciation	(186,928)	(85,267)
Depreciation expense	(79,817)	(101,661)
Foreign currency translation adjustment	10,708	-
Ending accumulated depreciation	(256,037)	(186,928)

Property and equipment, net	$ 2,560,610	$ 2,524,377

The Company's property and equipment consisted of the following as of June 30, 2026 and December 31, 2025:

Project Name	2026	2025
Anchor Foods	$ 109,334	$ 109,334
Baysville School	58,564	58,564
Connaught Park	411,362	411,362
CPOA Avondrust	163,948	163,948
CPOA Constantia Place	115,109	115,109
CPOA Eventide	98,806	98,806
CPOA Quadrant Gardens	90,710	90,710
CPOA Trianon	163,624	163,624
Hoerskool Bosmansdam	148,234	148,234
Laerskool Dr Havinga	191,151	191,151
Montagu High School	182,256	182,256
Nhimbe Fresh	-	24,631
Spar Lulekani	116,426	23,369
Zandvliet Care Facility	114,824	114,824
Robertson Voorbereiding School	117,306	117,306
Swellendam Secondary School	251,494	251,494
Yo Residence	483,499	446,583
TOTAL	$ 2,816,647	$ 2,711,305

Additions during the six months ended June 30, 2026 primarily related to additional investments in SPAR Lulekani and Project Yo Residence.

Additions during the year ended December 31, 2025 primarily related to the acquisition of Project Yo Residence and additional investments in existing projects, including CPOA Avondrust, Zandvliet Care Facility, and Baysville School.

Note 3 - Loan Agreements

In October 2024, the Company entered into a $20 million loan agreement with Hecate Global Renewables (HGR), a renewable energy developer specializing in utility-scale solar projects in Africa. This loan is structured to provide phased advances to HGR that are contingent upon the achievement of specific project milestones, facilitating HGR's transition from a developer to an independent power producer (IPP).

In April 2026, the Company entered into an amended and restated convertible loan and security agreement with HGR, which amended and restated the original loan agreement and provided for additional advances and conversion rights related to qualifying projects. The loan bears interest at a base rate of 13.5% per annum. Prior to conversion, the advances are generally interest-only, with interest payable monthly. Upon conversion of amounts attributable to a qualifying project, any remaining residual debt is subject to amortization in accordance with the amended agreement. The agreement continues to be secured by pledges and liens over certain assets and equity interests of HGR and its subsidiaries.

The amended and restated agreement provides the Company with the right to convert all or a portion of the obligations allocated to a qualifying project into equity interests in the applicable project holding company, subject to the terms and conditions of the agreement. Any obligations not converted remain outstanding as residual debt and continue to accrue interest and amortize in accordance with the agreement.

As of June 30, 2026 and December 31, 2025, the Company had provided loan advances totaling $5,033,159 and $3,314,000, respectively, to HGR. For the six months ended June 30, 2026 and 2025, the Company recognized loan interest income of $268,408 and $124,327, respectively.

In connection with advances funded under the amended and restated HGR loan agreement, the Company receives loan closing and structuring fees. Such fees are deferred and recognized as an adjustment to the yield on the related loan advances. As of June 30, 2026, the unamortized balance of deferred loan closing and structuring fee income was $137,763. For the six months ended June 30, 2026, the Company recognized $23,195 of amortization of deferred loan fee income.

The Company also incurred loan origination costs payable to Energea Global LLC in connection with advances funded under the amended and restated HGR loan agreement. During the six months ended June 30, 2026, the Company incurred loan origination costs of $60,958. Such costs are deferred and recognized as an adjustment to the yield on the related loan advances. As of June 30, 2026, the unamortized balance of deferred loan origination costs was $54,429. For the six months ended June 30, 2026, the Company recognized $6,529 of amortization expense related to these deferred loan origination costs.

Note 4 - Related Party Transactions

The Company enters into transactions with related entities from time to time. As of June 30, 2026 and December 31, 2025, the Company had $0 and $11,769, respectively, payable to a related entity, which is included in due to related entity on the accompanying consolidated balance sheets.

The Company pays a monthly management fee to the General Partner. For the six months ended June 30, 2026 and 2025, the Company incurred management fees of $74,419 and $29,607, respectively. These amounts are included in operating expenses in the accompanying consolidated statements of operations.

In connection with the HGR loan agreement described in Note 3, the Company incurred loan origination costs payable to Energea Global LLC, the Company's General Partner and Manager. For the six months ended June 30, 2026 and 2025, the Company incurred loan origination costs of $60,958 and $0, respectively.

For the six months ended June 30, 2026 and 2025, the Company incurred total stock issuance costs of $258,144 and $207,605, respectively. Of these amounts, $251,894 and $207,025, respectively, related to marketing costs reimbursed to the General Partner. These amounts are included as a reduction of capital raised in the consolidated statements of changes in partners' equity.

Note 5 - Partners' Equity

On June 5, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 3 Africa LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of June 30, 2026 and 2025. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of June 30, 2026 and 2025, 11,527,741 and 5,820,135 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of June 30, 2026 and 2025, 50,964 and 0 Class I Investor Shares, respectively, were issued and outstanding. No Class B, Class C, or Class D Investor Shares were issued or outstanding as of June 30, 2026 or 2025.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 12, 2021(incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 3, 2024)
2.3**	Authorizing Resolution of the Company dated May 28, 2026, superseding prior authorizing resolutions and amendments concerning the Class A Investor Shares.
2.4**	Certificate of Conversion from LLC to LP, filed June 5, 2025
2.5**	Limited Partnership Agreement of Energea Portfolio 3 Africa LP, dated June 5, 2025
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4 to the Company's Form 1-A filed January 4, 2024).
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**	Investor Services Agreement between the Company and Sun Exchange (incorporated by reference to the copy thereof filed as Exhibit 1A-6A to the Company's Form 1-A filed January 4, 2024).
6.2**	Cell Owner Agreement between the Company and The Sun Exchange (SA) Bewind Trust (incorporated by reference to the copy thereof filed as Exhibit 1A-6B to the Company's Form 1-A filed January 4, 2024).
6.3*	Loan and Security Agreement dated October 25, 2024, between Energea Portfolio 3 Africa LLC and Hecate Global Renewables LLC
6.4*	Amended and Restated Convertible Loan and Security Agreement effective April 28, 2026, between Energea Portfolio 3 Africa LP and HGR Energy, LLC (formerly Hecate Global Renewables LLC)
11.1**	Consent of Independent Auditor (Whittlesey PC) dated July 20, 2026
11.2	Consent of Norton Rose Fulbright US LLP, (included in Exhibit 12.1)
12.1**	Legal opinion of Norton Rose Fulbright US LLP, including consent dated July 17, 2026
*Filed herewith
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 24, 2026.

Energea Portfolio 3 Africa LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: September 24, 2026

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